Ecopetrol announces the dates of the publication of its first quarter 2021 earnings report and conference calls

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company) announces that on May 4th, 2021 after market close, it will release its financial and operating results for the first quarter of 2021.

On Wednesday, May 5th, 2021 Ecopetrol’s senior management will host two conference calls to review the results, one in Spanish and one in English. Please find below the timing, dial-in and links to access the conferences:

Spanish Conference Call	English Conference Call
08:00 a.m. Col Time	10:00 a.m. Col Time
09:00 a.m. NY Time	11:00 a.m. NY Time
US Dial-in #: 1 (847) 585-4405	US Dial-in #: 1 (847) 585-4405
US Dial-in # (Toll Free): 1 (888) 771-4371	US Dial-in # (Toll Free): 1 (888) 771-4371
Local Colombia Dial-in #: 57 1 380 8041	Local Colombia Dial-in #: : 57 1 380 8041
Local Colombia Dial-in # (Free Toll): 01 800 9 156 924	Local Colombia Dial-in # (Free Toll): 01 800 9 156 924
Passcode: 50150588	Passcode: 50150590

To access the webcast, the following links will be available:

Spanish:

https://onlinexperiences.com/Launch/QReg/ShowUUID=5D9E40E9-246F-48AA-ABBB-B3E25936794C&LangLocaleID=1034

English:

https://onlinexperiences.com/Launch/QReg/ShowUUID=A4741152-CD45-40C1-A673-832DFB1FFB25

To ask a question, you will need to access the conference through the telephone lines specified at the top of this release.

Participants from different countries may look for different international numbers to the ones mentioned above by consulting the following link:

http://web.meetme.net/r.aspx?p=12&a=UAruEfLpOQMmBM

The earnings release, slide presentation, live webcast and recording of the conference call will be available on Ecopetrol’s website: www.ecopetrol.com.co.

Please verify in advance the proper operation of the webcast in your browser. We recommend the use of the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

Bogota D.C., April 27th, 2021

Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network and is significantly increasing its share of bio-fuels. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co